Exhibit 2.2
SHAREHOLDER SUPPORT AGREEMENT
     This SHAREHOLDER SUPPORT AGREEMENT (this “Agreement”) is entered into as of June 28, 2007, by and among infoUSA Inc., a Delaware corporation (“Parent”), Knickerbocker Acquisition Corp., a New York corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”) and Special Situations Fund III Q.P., L.P., Special Situations Fund III, L.P., Special Situations Private Equity Fund, L.P. and Special Situations Cayman Fund, L.P. (collectively “Shareholder”).
RECITALS
     In order to induce Parent and Merger Sub to enter into that certain Agreement and Plan of Merger, dated as of even date herewith, by and among Parent, Merger Sub and Company (as amended from time to time, the “Merger Agreement”), Merger Sub has requested that Shareholder, and the Shareholder has agreed to, enter into this Agreement.
     As of the date hereof, Shareholder is the holder of the shares of Company capital stock and/or options and/or warrants to purchase shares of Company capital stock listed opposite Shareholder’s name on Exhibit A.
     Capitalized terms used but not separately defined herein shall have the meanings ascribed to them in the Merger Agreement.
AGREEMENT
     NOW, THEREFORE, the parties hereto agree as follows:
ARTICLE 1
Agreement to Tender
     Section 1.01 Agreement to Tender. Subject to the provisions of Section 6.02, so long as this Agreement remains in effect, Shareholder shall validly tender or cause to be validly tendered pursuant to and in accordance with the terms of the Offer all of the shares of Company capital stock that Shareholder owns as of the date hereof, as well as any additional shares of Company capital stock that Shareholder may own, whether acquired by purchase, exercise of Options or Warrants or otherwise, at any time after the date hereof (the “Shareholder Shares”). Within ten (10) business days after the later of (i) commencement of the Offer, (ii) any Shareholder Shares are acquired by Shareholder during pendency of the Offer or (iii) receipt of a form of a letter of transmittal and other required documents relating to the Offer, Shareholder shall deliver to the depositary designated in the Offer (i) a completed and executed letter of transmittal relating to the Shareholder Shares, which shall comply with the terms of the Offer, (ii) certificates representing all of the Shareholder Shares, and (iii) all other documents or instruments required to be delivered pursuant to the terms of the Offer. Subject to the provisions of Section 6.02, so long as this Agreement remains in effect, once its Shareholder Shares are tendered, Shareholder will not withdraw any of such Shareholder Shares from the Offer, unless and until the Offer shall have been terminated by Merger Sub in accordance with the terms of the Merger Agreement.

ARTICLE 2
Voting Agreement
     Section 2.01 Voting Agreement.
          (a) So long as this Agreement remains in effect, Shareholder shall vote or cause to be voted all Shareholder Shares that Shareholder is entitled to vote at the time of any vote of the shareholders of Company where such matters arise (i) in favor of the approval and adoption of the Merger Agreement and the Merger and (ii) against any proposal or transaction which could prevent or delay the consummation of the Merger.
          (b) If any shareholder vote in respect of the Merger Agreement or the Merger is taken by written consent, the provisions of this Agreement imposing obligations in respect of or in connection with any vote of shareholders shall apply thereto.
          (c) Subject to the provisions of Section 6.02, Shareholder shall retain at all times during the term of this Agreement the right to vote the Shareholder Shares in Shareholder’s sole discretion and without any other limitation on those matters other than those set forth in this Section 2.01 that are at any time or from time to time presented for consideration to the Company’s shareholders generally.
          (d) The voting agreement set forth in this Section 2.01 will not apply to any shares of common stock sold in accordance with Section 6.02 hereof.
ARTICLE 3
Non-Solicitation
     Section 3.01 Non-Solicitation. So long as this Agreement remains in effect, Shareholder shall not, directly or indirectly, (i) solicit, initiate or encourage any inquiry in connection with, or the making of any proposal by any party that constitutes, an Acquisition Proposal (other than the Offer and the Merger), (ii) participate in any discussions or negotiations with any party (other than the Company, Parent, Purchaser or the Parent Representatives) regarding an Acquisition Proposal, (iii) furnish to any party (other than the Company, Parent, Purchaser or the Parent Representatives) any information intended to facilitate, or with the reasonably foreseeable effect of facilitating, an Acquisition Proposal, or (iv) enter into any agreement, arrangement or understanding with respect to, or otherwise endorse, any Acquisition Proposal. The Shareholder shall not be liable under this Section 3.01 for any actions taken or omitted to be taken by the Company, its agents and representatives.
ARTICLE 4
Representations and Warranties of Shareholders
     Shareholder represents and warrants to Merger Sub that, as of the date hereof:
     Section 4.01 Valid Title. Shareholder is the legal and record owner of the Shareholder Shares held by Shareholder on the date hereof with no restrictions on Shareholder’s voting rights or rights of disposition pertaining thereto, except securities Law requirements and except as provided in this Agreement. None of the Shareholder Shares are subject to any voting trust or other agreement or arrangement with respect to the voting of such Shareholder Shares (other than this Agreement).
     Section 4.02 Binding Effect. This Agreement is the valid and binding agreement of Shareholder, enforceable against Shareholder in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights generally and to general equitable principles. The execution and delivery by Shareholder of this Agreement does not, and the performance by Shareholder of Shareholder’s obligations under this Agreement will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority; provided, however, that no representation or warranty is made with respect to any requirements applicable to the Offer or the Merger.
     Section 4.03 Ownership of Company Securities. The shares of Company capital stock and options to purchase shares of Company capital stock set forth next to Shareholder’s name on Exhibit A hereto are the only securities of Company owned by Shareholder or in which Shareholder has any beneficial interest.
     Section 4.04 Power and Authority. Shareholder (i) is duly organized or formed, validly existing and in good standing under the laws of its jurisdiction of organization or formation and (ii) has the requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder.
     Section 4.05 Conflicting Obligations. The execution and delivery of this Agreement and the performance of Shareholder’s obligations hereunder do not (i) conflict with or violate any organizational or formation document of Shareholder (ii) conflict with or result in an event of default under any agreement, arrangement or understanding to which the Shareholder is a party or by which Shareholder is bound or (iii) result in the creation of a lien or other encumbrance on any of Shareholder’s Shares (except as created pursuant to the terms of this Agreement).
ARTICLE 5
Representations and Warranties of Parent and Merger Sub
     Parent and Merger Sub jointly and severally represent and warrant to Shareholder that:
     Section 5.01 Corporate Power and Authority. Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the performance hereof have been duly authorized by the board of directors of each of Parent and Merger Sub and no other corporate action on the part of either Parent or Merger Sub is necessary to authorize the execution, delivery or performance by Parent or Merger Sub of this Agreement. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and is a valid and binding Agreement of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights generally.
ARTICLE 6
Covenants
     Section 6.01 No Proxies for, Sale of or Encumbrances on Shareholder Shares. Except as set forth in Section 6.02 below, so long as this Agreement remains in effect, Shareholder shall not, without the prior written consent of Merger Sub (a) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shareholder Shares, or (b) sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, assignment, transfer, encumbrance or other disposition of, any Shareholder Shares.

     Section 6.02 Permitted Sale of Limited Number of Shareholder Shares. At any time when the quoted per share bid price of the Company’s common stock is at least $1.50 per share, Shareholder may sell an aggregate of up to 1,750,000 of the Shareholder Shares for a gross price (before subtracting mark-ups, mark-downs or commissions) of not less than $1.50 per share provided, however, that Shareholder does not knowingly sell an aggregate of more than 1,000,000 of the Shareholder Shares to any person or group of Affiliated persons.
ARTICLE 7
Miscellaneous
     Section 7.01 Termination. This Agreement shall terminate automatically, without any notice or other action by any party, upon the earliest to occur of (x) tender, acceptance and payment of the Shareholder Shares pursuant to the Offer, (y) the consummation of the Merger, or (z) the termination of the Merger Agreement. Shareholder shall also have the right to terminate this Agreement at any time after (i) any change in the nature of the consideration payable to Shareholder in the Offer or the Merger, (ii) any decrease in consideration payable to Shareholder in the Offer or the Merger, (iii) any increase in the consideration payable to holders of any shares of the Company’s common stock that is not made equally available to the Shareholder, or (iv) any material breach by Parent or Merger Sub of Article 5 of this Agreement which is not cured (to the extent curable) within two (2) business days after receipt of written notice of such breach from Shareholder. The date of any termination of this Agreement in accordance with this section 7.01 shall be referred to herein as the “Termination Date”. Notwithstanding the foregoing, nothing set forth in this Section 7.01 or elsewhere in this Agreement shall relieve any party hereto from liability, or otherwise limit the liability of any party hereto, for any breach of this Agreement.
     Section 7.02 Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.
     Section 7.03 Specific Performance. The parties hereto agree that each party hereto would suffer irreparable damage if for any reason the other parties hereto failed to perform any of their respective obligations under this Agreement, and that such non-breaching party would not have an adequate remedy at law in such event. Accordingly, the non-breaching party shall be entitled to specific performance and injunctive and other equitable relief to enforce the performance of this Agreement by the other parties hereto. This provision is without prejudice to any other rights that the non-breaching party may have against the breaching party for any failure by the breaching party to perform its obligations under this Agreement.
     Section 7.04 Notices. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when delivered in person, by cable, telegram or telex, or by registered or certified mail (postage prepaid, return receipt requested) to such party at its address set forth on the signature page hereto.
     Section 7.05 Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto.
     Section 7.06 Successors and Assigns. Subject to the provisions of Section 6.02, the provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto; provided, further, that Merger Sub may assign its rights and obligations to any affiliate of Merger Sub without any such consent.

     Section 7.07 Governing Law. This Agreement shall be construed in accordance with and governed by the law of the State of New York without giving effect to the principles of conflicts of laws thereof.
     Section 7.08 Counterparts/Electronic Transmission. This Agreement may be executed in one or more counterparts, any of which may be executed and transmitted by facsimile or other electronic method, and each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

PARENT:

infoUSA Inc.

By:	/s/ STORMY DEAN

Name:	Stormy Dean

Title:	Chief Financial Officer

MERGER SUB:

Knickerbocker Acquisition Corp.

By:	/s/ STORMY DEAN

Name:	Stormy Dean

Title:	Chief Financial Officer

SPECIAL SITUATIONS FUND III Q.P., L.P.
SPECIAL SITUATIONS FUND III, L.P.
SPECIAL SITUATIONS PRIVATE EQUITY FUND, L.P.
SPECIAL SITUATIONS CAYMAN FUND, L.P.

By:	/s/ AUSTIN W. MARXE

Name:	Austin W. Marxe

Title:	General Partner
[Signature page to Shareholder support agreement]